Exhibit 77(c)


                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Fund, a series of the Registrant, was held on April 12, 2001, for the purpose of approving the reorganization of the Fund into the Pilgrim Emerging Countries Fund, a series of Pilgrim Mutual Funds, whereby the Fund would transfer its assets to the Pilgrim Emerging Countries Fund in exchange for the applicable class of Shares of the Pilgrim Emerging Countries Fund and assumption by Pilgrim Emerging Countries Fund of the Fund's liabilities (For: 839,915, Against: 34,840).